82-34470

ITC Limited

Registered Office
Virginia House
37 J. L. Nehru Road, Kolkata 700 071 India
Telephone : 91 33 22889371
Fax : 91 33 22882259/2260/1256

13th January, 2006

The Manager
Listing Department
National Stock Exchange
of India Ltd.
Exchange Plaza,
Plot No. C-1, G Block
Bandra-Kurla Complex,
Bandra (East)
Mumbai 400 051

The Dy. General Manager
Corporate Relationship Dept.
Bombay Stock Exchange Ltd.
1st floor, New Trading Ring,
Rotunda Building, P. J. Towers
Dalal Street, Fort
Mumbai 400 001

The Secretary
The Calcutta Stock
Exchange Association Ltd.
7, Lyons Range
Kolkata 700 001

Dear Sirs,

Compliance with Corporate Governance requirements under Clause 49 of the Listing Agreement

As required under the Listing Agreement, we enclose a Compliance Report in the prescribed format for the quarter ended 31st December, 2005.

Further, the above information is also being posted on SEBI's EDIFAR system.

Yours faithfully,
ITC Limited

(R. K. Singhi)
Deputy Secretary

Encl. as above

dlw 1/19

ITC Limited

cc: Securities Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 3-9
450 Fifth Street
Washington DC 20549
U.S.A.

cc: Societe de la Bourse de Luxembourg
11 Avenue de la Porte - Neuve
L-2227 Luxembourg.

ITC Limited

Corporate Governance - for the Quarter ended 31st December, 2005

Particulars	Clause of Listing agreement	Compliance status (Yes/No/ Remarks)
I. Board of Directors	49 (I)	
(A) Composition of Board	49 (IA)	Yes
(B) Non-executive Directors' compensation & disclosures	49 (IB)	Yes
(C) Other provisions as to Board and Committees	49 (IC)	Yes
(D) Code of Conduct	49 (ID)	Yes Declaration, as necessary, will be made in the Annual Report, 2006 and thereafter.
II. Audit Committee	49 (II)	
(A) Qualified & Independent Audit Committee	49 (IIA)	Yes
(B) Meeting of Audit Committee	49 (IIB)	Yes
(C) Powers of Audit Committee	49 (IIC)	Yes
(D) Role of Audit Committee	49 II(D)	Yes
(E) Review of Information by Audit Committee	49 (IIE)	Yes
III. Subsidiary Companies	49 (III)	The Company does not have any material non listed Indian subsidiary.
IV. Disclosures	49 (IV)	
(A) Basis of related party transactions	49 (IV A)	Yes
(B) Disclosure of Accounting Treatment	49 (IV B)	Deviations, if any, will be reported in the Corporate Governance Report forming part of the Annual Report, 2006 and thereafter.
(C) Board Disclosures	49 (IV C)	Yes

ITC Limited

Corporate Governance - for the Quarter ended 31st December, 2005

Particulars	Clause of Listing agreement	Compliance status (Yes/No/ Remarks)
(D) Proceeds from public issues, rights issues, preferential issues etc.	49 (IV D)	The Company has not made any public issue, rights issue, preferential issue in the recent past.
(E) Remuneration of Directors	49 (IV E)	Yes Disclosures, as necessary, are being made in the Corporate Governance Report forming part of the Annual Report.
(F) Management	49 (IV F)(i)	Yes Management Discussion & Analysis forms part of the respective years' Directors' Report.
	49 (IV F)(ii)	Yes Material financial and commercial transactions as covered under this sub-clause, if any, will be disclosed to the Board.
(F) Shareholders	49 (IV G)	Yes
V. CEO/CFO Certification	49 (V)	Certification, as required, will be provided to the Board for the financial year ending on 31st March, 2006 and thereafter.
VI. Report on Corporate Governance	49 (VI)	Yes
VII. Compliance	49 (VII)	Yes

ITC Limited
37, J. L. Nehru Road, Kolkata